UMB FUND SERVICES, INC.

803 West Michigan Street

Milwaukee, Wisconsin 53233

(414) 299-2000

June XX, 2013

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Hatteras Master Fund, L.P.
Registration No.: 811-21666

Ladies and Gentlemen:

On behalf of Hatteras Master Fund, L.P. (the “Fund”), enclosed herewith for filing is the final amendment to the Fund’s issuer tender offer statement on Schedule TO. Questions regarding this filing may be directed to the undersigned at the number provided above.

Sincerely,

/s/ Benjamin D. Schmidt

Benjamin D. Schmidt

Assistant Vice President, Fund Administration

Encl.